Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

April 16, 2009	For Immediate Release

NEWS RELEASE

GREAT PANTHER’S Q1 SILVER PRODUCTION UP 17% ON RECORD ORE GRADES

GREAT PANTHER RESOURCES LIMITED (TSX: GPR; the “Company”) reports an excellent start to 2009 with record silver ore grades at both of its 100% owned Mexican mines, Guanajuato and Topia, and record quarterly silver production from the Topia mine.

First Quarter (Q1) 2009 highlights include:

  11% increase in total metal production from Q1 2008 to 480,276 Ag Eq oz and maintaining near record production levels set in Q4 2008.

  17% increase in total silver production from Q1 2008 to 334,635 oz.

  16% increase in Guanajuato metal production from Q1 2008 to 311,105 Ag Eq oz.

  13% increase in Guanajuato silver production from Q1 2008 to 223,821 oz.

  Record high Guanajuato silver grade of 258 g/t.

  10% increase in Topia metal production from Q4 2008 to 169,162 Ag Eq oz.

  28% increase in Topia silver production from Q1 2008 and a 24% increase from Q4 2008 to a record high 110,814 oz.

  Record high Topia silver grade of 542 g/t.

Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

(Silver equivalent ounces, (Ag Eq oz), for 2009 are established using prices of US$850/oz Au, US$11/oz Ag, US$0.50/lb Pb and US$0.50/lb Zn).

Guanajuato Mine

Metal production totaled 223,821 oz silver (Ag) and 1,130 oz gold (Au), or 311,105 Ag Eq oz, from milling 31,732 tonnes of ore. The average ore grade, at 258 g/t Ag (a record high) and 1.36g/t Au, resulted in a 23% increase in the silver equivalent grade when compared to Q1 2008.

The revised production plan, implemented in Q4 2008, continues to result in lower costs and higher ore grades. There is no lower grade production from the San Vicente and Promontorio areas and mining is focused on the higher grade areas of Cata, Rayas and Guanajuatito. Ore mined and milled, at 31,732 tonnes, was short of the production plan by 12% due to adverse ground conditions in the Guanajuatito area. The mining method has since been modified, including a change to cemented rebar ground support, and production is expected to achieve or exceed targets in the second quarter.

Mining of the Cata Clavo is complete in the 430 main zone cut and fill stope and continues on the 460 metre level. Exploratory development to the north of the main zone on the 430 level has been successful in identifying an extension of the ore zone. A total of 16,940 tonnes at grades of 306 g/t Ag and 1.44 g/t Au was mined from the Cata area in the first quarter.

Mining at Guanajuatito focuses on the new resources of the Guanajuatito North Zone that are being mined from the 20 and 50 metre levels. The weaker shale wall rock on the hanging wall of the ore vein caused

Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

periodic mining delays in the first quarter. As such, the mining method and ground support system have been changed to ensure Q2 production plans are achieved.

Exploration drilling for the extensions of, and definition drilling in, the Cata Clavo and other higher grade areas continues from stations located adjacent to current underground workings.

Guanajuato plant performance continues to improve. Metal recoveries for Q1 2009 averaged 81.6% for gold and 84.9% for silver compared to Q1 2008 when they were 75.5% and 81.5%, respectively. As of November 2008, concentrates are being sold to the IMMSA copper smelter in San Luis Potosi with terms that are much more favorable than previous lead smelting terms.

Topia Mine

Metal production in Q1 2009 totaled 110,814 oz of silver (Ag), 110 oz of gold (Au), 488,754 lbs of lead (Pb), and 609,245 lbs of zinc (Zn), or 169,162 Ag Eq oz, from milling 7,261 tonnes of ore. The silver production is a quarterly record for Topia and is a 28% increase from Q1 2008 and a 24% increase from Q4 2008.

Ore grades for Q1 2009 were at record levels of 542 g/t Ag, 0.56 g/t Au, 3.30% Pb and 4.47% Zn. This represents a 46% increase from Q1 2008 and a 25% increase from Q4 2008.

Topia plant performance continues to show improvement with metal recoveries of 87.5% for Ag, 84.1% for Au, 92.5% for Pb and 85.1% for Zn. In addition to processing the 7,261 tonnes from the Company’s mines, 3,327 tonnes were custom milled for a local miner, thereby increasing revenue and reducing unit costs.

Topia focuses on the clean mining of high-grade narrow veins to further increase ore grade. Exploratory development is limited to known areas where there is high potential for wider and higher grade veins. Elsewhere, the emphasis is towards stoping with strict grade control. Improved vein grades and widths are observed in many of the working places including the San Gregorio, Rosario, Don Benito, Recompensa and Cantarranas veins.

The quality of the lead and zinc concentrates increased in the first quarter of 2009. The lead concentrate averaged 58.6% Pb with a silver content of 8.7 kg/t, and the zinc concentrate averaged 55.3% Zn. A reduction in smelting terms was negotiated with Met-Mex Peñoles until the end of May 2009 but the precious metals refinery strike (now over) resulted in “force majeure” being declared on lead concentrate purchases. While the lead concentrate contract was suspended, the Company was able to negotiate lead concentrate sales to Asian smelters through a trader at more favorable terms. New long term contracts for the sales of Topia’s concentrates are being negotiated to replace existing contracts. The new terms are expected to be at reduced costs to Topia.

Both operations have started 2009 with positive results, with lower costs and higher ore grades and with the potential to further increase production. The emphasis will be on maintaining a positive operating

Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

cashflow while developing and exploring to continually increase metal production. The mines remain on target to achieve the estimated total metal production for 2009 including: 1.45 million oz of silver, 6,000 oz of gold, 750 tonnes of lead and 840 tonnes of zinc, (2.07 million oz silver equivalent, up from 1.81 million Ag Eq oz in 2008).

Robert F. Brown, P.Eng., Vice President of Exploration for the Company is the Qualified Person for both the Guanajuato Mine and the Topia Mine, under the meaning of NI 43-101. Aspects of both mines relating to mining and metallurgy are overseen by Charles Brown, Chief Operating Officer for Great Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V.

For further information please visit the Company's website www.greatpanther.com, contact B&D Capital at 604 685-6465, fax 604 899-4303, or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer,
President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.